State of Delaware
Secretary of State
Division of Corporations
Delivered 06:39 PM 04/21/2021
FILED 06:39 PM 04/21/2021
SR 20211369916 - File Number 4051187

CERTIFICATE OF AMENDMENT
TO
THE AMENDED AND RESTATED
CERTIFICAT OF INCORPORATION
OF
IMAGEWARE SYSTEMS, INC.

ImageWare Systems, Inc., (the "*Corporation*") a corporation organized under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: This Certificate of Amendment amends the provisions of the Corporations Amended and Restated Certificate of Incorporation, as amended (the "*Certificate of Incorporation*").

SECOND: The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware, and shall be effective immediately upon filing with the Secretary of State for the State of Delaware.

THIRD: Article 4(a) of the Certificate of Incorporation is hereby amended by deleting such Article in its entirety and replacing it with the following:

"(a) The total number of shares of all classes of stock that the Corporation is authorized to issue is Two Billion Five Million (2,005,000,000) shares, consisting of Two Billion (2,000,000,000) shares of Common Stock with a par value of $0.01 per share ("Common Stock") and Five Million (5,000,000) shares of Preferred Stock with a par value of $0.01 per share ("Preferred Stock")."

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officers thereunto duly authorized this 21st day of April, 2021.

/s/ Kristin Taylor
Kristin Taylor
Chief Executive Officer